[redacted]

SECU 06051018 IMISSION

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 8 2006
WASH. D.C. 203

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SEC FILE NUMBER
8- 38547

ANNUAL AUDITED REPORT
FORM X17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2005 (MM/DD/YY) AND ENDING June 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Isbin Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

730 Second Avenue South, Suite 413
(No. and Street)

Minneapolis	Minnesota	55402
(city)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ira M. Isbin (612) 338-6113
(Area Code—Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lurie Besikof Lapidus & Company, LLP
(Name—if individual, state last, first, middle name)

2501 Wayzata Boulevard	Minneapolis	Minnesota	55405
(Address)	(City)	(State)	Zip Code)

PROCESSED
NOV 0 3 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Ira M. Isbin ______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Isbin Investments, Inc. ______, as of June 30 ______, 2006 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______

______

______

Signature

President

Title

Sandra S. DeMars

Notary Public

SANDRA S. DEMARS
Notary Public-Minnesota
My Commission Expires Jan 31, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Financial Condition/Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report on internal control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Isbin Investments, Inc.

CONTENTS

Lurie Besikof Lapidus
& Company, LLP

Independent Auditor's Report

The Director
Isbin Investments, Inc.
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Isbin Investments, Inc. (the Company) as of June 30, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Isbin Investments, Inc. as of June 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

July 17, 2006

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

Isbin Investments, Inc.

Statement of Financial Condition

June 30	2006
ASSETS	
Cash and cash equivalents	$387,685
Prepaid expense	1,216
Property and equipment, net of accumulated depreciation of $48,440	11,476
Total Assets	**$400,377**
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts Payable and Accrued Expenses	$ 11,040
Stockholder's Equity	389,337
Total Liabilities and Stockholder's Equity	**$400,377**

See notes to financial statements.

Isbin Investments, Inc.

Statement of Income

Year Ended June 30	2006
Revenue	
Commissions	$ 171,899
Trading profit	24,784
Interest	11,702
Total Revenue	208,385
Expenses	
Compensation and benefits	124,142
Clearing fees	26,951
Occupancy	9,428
Other	45,293
Total Expenses	205,814
Net Income	$ 2,571

See notes to financial statements.

Isbin Investments, Inc.

Statement of Changes in Stockholder's Equity

Description	Common Stock * Shares	Common Stock * Amount	Additional Paid-in Capital	Retained Earnings	Stockholder's Equity
Balance, June 30, 2005	10,000	$ 100	$ 87,650	$ 299,016	$ 386,766
Net income	-	-	-	2,571	2,571
Balance, June 30, 2006	**10,000**	**$ 100**	**$ 87,650**	**$ 301,587**	**$ 389,337**

* 100,000 shares authorized - $.01 par value.

See notes to financial statements.

Isbin Investments, Inc.

Statement of Cash Flows

Year Ended June 30	2006
Operating Activities	
Net income	$ 2,571
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,018
Changes in operating assets and liabilities:	
Firm trading securities	21,550
Prepaid expense	(54)
Accounts payable and accrued expenses	949
Net Cash Provided by Operating Activities	28,034
Investing Activity	
Purchases of property and equipment	(8,124)
Net Increase in Cash and Cash Equivalents	19,910
Cash and Cash Equivalents	
Beginning of year	367,775
End of year	$387,685

Supplementary Disclosures of Cash Flow Information

Noncash investing activity:

Equipment purchase included in accounts payable and accrued expenses	$ 4,000

See notes to financial statements.

Isbin Investments, Inc.

4. Net Capital Requirement and Exemption

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at June 30, 2006, the net capital ratio was .03 to 1 and net capital was $376,645, which exceeded the minimum capital requirement by $276,645.

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission since all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to make the periodic computation of the reserve requirement for the exclusive benefit of customers.

5. Pension Plan

The Company has a defined benefit plan for its sole qualifying employee. The Company accrues and funds an amount each year as determined by the Company but not greater than the maximum amount allowed for federal income tax purposes. The Company's contribution was $20,000 for 2006. The plan is underfunded by $83,343 and has an accrued benefit liability of $149,768 at June 30, 2006, . Net periodic benefit cost was $6,545 for 2006.

Additional information for the pension plan at June 30, 2006, consisted of the following:

Description	Amount
Projected benefit obligation	$ 297,188
Accumulated benefit obligation	297,188
Fair value of plan assets	213,845

Assumptions

Weighted-average assumptions used to determine benefit obligations at June 30, 2006, consisted of the following:

Description	Amount
Discount rate	6.5 %
Rate of compensation	0.0

Isbin Investments, Inc.

Notes to Financial Statements

5. Pension Plan (continued)

Assumptions (continued)

Weighted-average assumptions used to determine net periodic benefit cost for 2006 consisted of the following:

Description	Amount
Discount rate	6.5 %
Expected long-term return on plan assets	7.0
Rate of compensation increase	0.0

The expected long-term rate of return is intended to be a long-term rate, suitable for projecting the return on plan assets. It reflects the expected return on assets on hand and new money to be received during the measurement year, as well as the reinvestment of those assets in later years. Since it does not take into account assets which will be contributed after the current year, the expected long-term rate of return may reflect a shorter time frame than does the investment return assumed for funding purposes.

Plan Assets

The Company's pension plan weighted-average asset allocation at June 30, 2006, by asset category, is as follows:

Asset Category	Amount
Equity securities	38.0 %
Debt securities	62.0
Total	**100.0 %**

Since the principal purpose of the plan is to provide benefits at normal retirement age, the principal goal of the investment of the funds in the plan should be both security and long-term stability with moderate growth commensurate with the anticipated retirement dates of participants. Investments, other than "fixed dollar" investments, should be included among the plan's investments to prevent erosion by inflation. However, investments should be sufficiently liquid to enable the plan, on short notice, to make some distributions in the event of the death or disability of a participant.

Cash Flows

The Company expects to contribute $20,000 to its pension plan in 2007.

Isbin Investments, Inc.

Notes to Financial Statements

5. Pension Plan (continued)

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service are expected to be paid as follows:

Year	Amount
2007	$ -
2008	-
2009	-
2010	-
2011	-
2012 - 2016	511,000

Lurie Besikof Lapidus
& Company, LLP

Independent Auditor's Report - Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

The Director
Isbin Investments, Inc.
Minneapolis, Minnesota

We have audited the accompanying financial statements of Isbin Investments, Inc. as of and for the year ended June 30, 2006, and have issued our report thereon dated July 17, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

July 17, 2006

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

Isbin Investments, Inc.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

June 30	2006
Net Capital	
Stockholder's equity	$ 389,337
Deductions:	
Nonallowable items:	
Prepaid expense	(1,216)
Property and equipment, net of accumulated depreciation	(11,476)
Net Capital	**$ 376,645**
Basic Net Capital Requirement	
Net Capital	$ 376,645
Minimum net capital required	(100,000)
Excess Net Capital	**$ 276,645**
Aggregate Indebtedness	
Liabilities	$ 11,040
Ratio of Aggregate Indebtedness to Net Capital	**0.03**
Reconciliation to the Company's Computation included in Part II of Form X-17a-5 as of June 30, 2006	
Net capital as reported by the Company	$ 377,426
Net audit adjustments	(781)
Net Capital	**$ 376,645**

Report on Internal Control Structure Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Director
Isbin Investments, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of Isbin Investments, Inc. (the Company) for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the accounting system and its operation that we consider to be a material weakness as defined above:

> There is a general lack of segregation of duties since one person has the responsibility for all the accounting records. The Company plans no corrective action because it is management's opinion that the size of the Company does not warrant hiring additional personnel to achieve the desired segregation of duties. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Isbin Investments, Inc. for the year ended June 30, 2006, and this report does not affect our report thereon dated July 17, 2006.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

July 17, 2006

Lurie Besikof Lapidus
& Company, LLP

Isbin Investments, Inc.

Financial Statements
and Supplementary Information

June 30, 2006